Exhibit 99.2

VIAVID
communications simplified.

Meredith Corporation

Acquisition of Time Inc. Announcement

November 27, 2017

C O R P O R A T E P A R T I C I P A N T S

Stephen M. Lacy, Chairman and Chief Executive Officer

Joe Ceryanec, Chief Financial Officer

Tom Harty, President and Chief Operating Officer

Jon Werther, National Media Group President

Paul Karpowicz, Local Media Group President

C O N F E R E N C E C A L L P A R T I C I P A N T S

Kyle Evans, Stephens

Dan Kurnos, Benchmark

Eric Katz, Wells Fargo

John Janedis, Jefferies

Jason Bazinet, Citigroup

David Siebert, Wells Fargo

Barry Lucas, Gabelli & Co.

P R E S E N T A T I O N

Operator:

Good morning. My name is Jessa and I will be your conference operator today. At this time I would like to welcome everyone to the Meredith Corporation to Acquire Time Inc. Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, please press the pound key. Thank you.

Mr. Steve Lacy, Chairman and Chief Executive Officer of Meredith Corporation, you may begin your conference.

Stephen M. Lacy:

Good morning everyone. I’m Steve Lacy, Chairman and Chief Executive Officer of the Meredith Corporation. Joining me this morning are Meredith’s President and Chief Operating Officer Tom Harty, and Chief Financial Officer Joe Ceryanec. Also on the call to help with the Q&A are National Media Group President Jon Werther and Local Media Group President Paul Karpowicz.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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I hope you’ve had an opportunity to review our press release announcing our acquisition of Time Inc. This is truly a transformative moment for the Meredith Corporation in our now 115-plus year history. This morning we’re going to go through a brief deck that we posted earlier today on our Investor Relations website at Meredith.com. If you haven’t already accessed this, I encourage you to do so.

Before we get started I’d like to remind everyone that we will be discussing forward-looking information today and of our Safe Harbor policy that is set forth on Slide 2 of the deck.

Slide 3 details materials that will be filed with the SEC related to the acquisition. We encourage you to read these materials because they will contain important information about the transaction.

Now, on Slide 4, I’ll start with an executive summary before I turn it over to Tom Harty to tell you more about Meredith’s existing assets, Time Inc.’s leading media properties and the exciting combined company, the new Meredith Corporation. Then Joe will provide some financial information, I’ll close with a summary and then we’ll be happy to take any questions that you might have.

Slide 5 details the strategic rationale for our acquisition of Time Inc. First, we’re creating a premier media and marketing company with an unparalleled portfolio of national media brands, along with a highly profitable local television business that just completed the best year in its 60-year history. Additionally, we’re created a scaled digital business that will rank number 6 in the United States based on user traffic and generated approximately $700 million of digital ad revenues on a combined basis in calendar ’16. That’s a digital business much larger than many standalone activities that trade at very high multiples in the marketplace.

Based on calendar 2016 combined financials, the Company would have generated $4.8 billion in revenue including $2.7 billion of advertising revenue and Adjusted EBITDA of $800 million before synergies. We expect to deliver between $400 million and $500 million of synergies in the first two full years of operation.

This is a financially compelling transaction. Meredith will remain committed to delivering top third total shareholder return. We’ll continue to pay our current dividend of $2.08 per share and expect to continue our streak of 24 consecutive years of dividend increases. We also have the capacity for additional acquisitions, especially on the broadcast side where we already have a couple of deals in the works.

Finally, I continue to believe that we have the best senior management team in the media business with a proven track record of successful acquisition integration and growing shareholder value over time.

Looking now more closely at the combined financials on Slide 6, total revenues would be just shy of $5 billion, with a third of that revenue from print advertising, a quarter from stable and recurring circulation spread across over 50 million individual subscribers, and the remaining 40% or nearly $2 billion in revenue generated from well diversified and growing businesses including our television broadcasting and the combined digital and brand licensing activities. Combined EBITDA including an estimated $400 million of synergies would approximate $1.2 billion with high margin and growing broadcast television generating 20%, print advertising and circulation about 25%, synergies representing about a third, and the remaining 20% from digital and brand licensing sources.

Now I’ll turn the discussion over to Tom Harty, President and Chief Operating Officer.

Tom Harty:

Thanks, Steve. It’s great to be here this morning on this exciting day in the 115-year history of the Meredith Corporation. I’ll start with a quick overview of Meredith on Slide 8. Our National Media Group generated $1.1 billion of revenues and had EBITDA of $160 million in Fiscal 2017. Our Local Media Group generated a record $630 million of revenues and more than $250 million of EBITDA. Combined, our Fiscal 2017 performance represented a record high in our 115-year-old history.

Our National Media Group brands, many of them shown on Slide 9, include Better Homes and Gardens, Parents, Allrecipes and Shape, and reach more than 110 million unduplicated women every month. Our digital activities generate nearly 90 million unique visitors, including more than 70% of U.S. millennial women.

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More than 30% of our ad revenues are generated from highly profitable digital business. In Fiscal 2017 we reached an important milestone when digital advertising revenue growth outpaced print advertising declines and led the way to growth in total advertising revenues for our National Media Group.

Beyond advertising, our National Media Group brands continue to deliver rock solid engagement from our consumers, leading to stable circulation performance over time.

Finally, we’ve developed additional high margin revenue streams including a brand licensing business that is ranked as the world’s second largest.

Turning to our Local Media Group on Slide 10, we have 17 stations reaching 11% of U.S. households. Our portfolio is concentrated with highly profitable duopolies in five of our 12 markets. Because advertising dollars generally flow to people, we are focused on large to mid-size markets that are growing faster than the U.S. average.

Finally, our stations are local leaders with the number one and number two audience position at morning or late news in most markets. This is an important distinction because the largest players command more than their fair share of advertising spending.

With that overview of Meredith, I’ll turn to Time Inc. Turning to Page 12, Time Inc. had revenue of $3.1 billion in calendar year 2016, and Adjusted OIBDA of over $400 million. Most of the brands listed here on Slide 12 need no introduction. They are among the most respected brands of the American media landscape.

Turning to Slide 13, Time Inc. is a leader across multiple media platforms. It has the largest reach among publishers with an audience of 100 million led by some of the industry’s most iconic brands. People, the most profitable in the industry, is number one in audience and number one in ad revenue among U.S. magazines. InStyle is the world’s leading luxury fashion brand, and others such as Fortune, Southern Living and Cooking Light are leaders in their own categories. We believe there’s a real opportunity to combine with Time Inc.’s digital business. It already has great scale with 140 million monthly unique visitors in the U.S., 10 billion video views per year and a large social media reach. Time Inc. also possesses key diversified businesses in activities such as custom content creation and marketing services, retail brand promotion and events.

Now let’s take a look at what a combined Meredith and Time would look like together. This slide summarizes the major points on Page 15. We are creating one of the nation’s leading multiplatform media companies with strong and enduring national brands, leading local media brands and a digital platform that operates at a large scale. I’ll provide more detail on the next three slides.

More and more marketers and agencies are consolidating budgets with partners who have the scale, trusted brands and ability to deliver improved return on ad spend. On Slide 16, we are very excited to demonstrate that the new Meredith National Media Group is the number one owner of trusted and vibrant multiplatform brands including 5 of the industry’s top 10, possesses the number one national media audio reach to women and reach to millennial women, is the leader in many desirable and durable ad categories including lifestyle, food, home and parenting, and generates strong revenue from the individual consumer including auto-renewing magazine subscriptions, high margin brand licensing, ecommerce, events and content management.

Turning to Page 17, we will, of course, continue to operate our portfolio of highly profitable television stations which have been an important contributor to Meredith’s consistent and strong cash flow. These local market media brands are located in large and growing markets and have delivered strong 15% compounded annual growth in profit over the last five fiscal years, led by increasing retransmission revenues, digital advertising and strong demand every other year from political candidates. We delivered record revenue and profit and achieved a 40% EBITDA margin for Fiscal 2017.

On Slide 18, from a digital standpoint, we moved more solidly into the top 10 among U.S. based companies and are approaching the top 5 as ranked by traffic with more than 170 million unique visitors each month in the U.S., just behind Amazon and All Microsoft sites behind. Combined, Meredith is number one in lifestyle and food, and has very strong reach including to the millennial generation.

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Our proprietary data and consumer insights are an important part of the combined digital business. We use insights to strength our consumer experience and deliver more effective ad products on behalf of our advertising and marketing clients. With our new scale, including 250 million addressable email accounts, we have many new segmentation and targeting tools to generate better leverage-to better leverage our data in the real time and put the right offering in front of the right consumer at the right time. This means delivering higher returns to our advertising clients and growth in digital advertising revenues beyond the combined $700 million level.

On Slide 19, we believe there are additional value drivers that we can capitalize on. In our combined digital business, scale and capabilities will help us benefit from fast-growing digital advertising platforms including native, video, programmatic, social and shopper marketing. In print, these including bringing the advertising performance of our newly acquired brands in line with our existing brands. It also includes initiatives to grow revenue and contribution from circulation activities, including subscription bundling, monetization opportunities related to content creation and additional vendor synergies.

Then there are important opportunities related to growing revenue from the individual consumer, including brand licensing, affiliate marketing, ecommerce, events and new paid products. It also strengthens our competitive position in the marketing services business.

Now I’ll turn it over to Joe for more details on the transaction and financials.

Joe Ceryanec:

Thanks Tom, and good morning. Turning to Slide 20, here’s more detail on the transaction itself, which was unanimously approved by both Time Inc.’s and Meredith’s boards yesterday. Time shareholders will receive $18.50 per share in cash. The transaction is valued at $2.8 billion and that includes refinancing nearly $900 million of Time Inc.’s net debt. For Time’s shareholders, it provides immediate and certain cash proceeds. For Meredith’s shareholders, we remain committed to delivering top third total shareholder return and we will continue to pay our current annual dividend of $2.08 per share. We expect to continue increasing our dividends annually as we have done for 24 years straight.

We have secured financing of $3.55 billion including an undrawn $350 million revolver. We’ve also secured $650 million in preferred equity from Koch Equity Development. We expect our newly combined company to have pro forma leverage of 2.9 times, including synergies which we estimate will be range of $400 million to $500 million within the first two years of operations. As we’ve always focused on conservative leverage, we’d expect to be down to 2 times leverage by Fiscal 2020.

We expect the transaction to close during the first quarter of calendar 2018, subject to customary closing conditions and regulatory approvals.

Turning to Slide 21, here’s more financial detail on the synergies we believe can be achieved in the first two years of operations. The largest chunk will come from eliminating public company and duplicative functional expenses between our two companies. We believe we can achieve synergies between $240 million and $300 million in these areas.

Next, our real estate and vendor contracts. We see between $80 million and $100 million of savings here.

Finally, circulation fulfillment and other initiatives could generate another $80 million to $100 million of synergies.

Put it all together, we feel very confident of achieving at least $400 million of synergies with a high side of $500 million.

I’ll conclude my comments this morning with Slide 22 which outlines our commitment to strong capital stewardship and delivering superior total shareholder returns. Our first priority would be using our expected strong cash flow to continue returning cash to our shareholders via dividends. Next, we will pay down debt and aggressively manage our liabilities. We would target achieving a conservative net debt level of approximately 2 times by 2020. Beyond those two important points, we will continue to look for opportunities to invest in our portfolio where it makes sense, either organically or through accretive acquisitions. Finally, we will selectively repurchase our stock to enable shareholders to benefit from dips in price.

With that, I will turn it back over to Steve to close.

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Stephen M. Lacy:

Thank you very much, Tom and Joe. To conclude now on Slide 24, here are the five key elements of a very strategic acquisition we’re announcing today. We’re creating a premier media and marketing company with leading national brands and strong local media properties that generate both significant and consistent cash flow. This combination unlocks significant value via an estimated $400 million to $500 million in synergies. The combined company generates significant revenue, EBITDA and total shareholder return, and it strengths our platform to continue as a media industry consolidator.

Finally, it will be led by Meredith’s strong and proven senior management team with expertise at operating multiplatform media businesses and a proven track record of creating shareholder value.

We look forward to completing the transaction, welcoming the Time Inc. employees to Meredith, delivering on our pledge to achieve the identified synergies, delivering top third total shareholder return and creating shareholder value over time.

Now we’ll be happy to answer any questions that you might have.

Operator:

At this time, if you would like to ask a question, please press star, followed by the number one on your telephone keypad.

Your first question comes from the line of Kyle Evans from Stephens. Please go ahead.

Kyle Evans:

Hi. Thanks for taking my questions.

Stephen M. Lacy:

Good morning, Kyle.

Kyle Evans:

Good morning. Looking at Slide 21, you’ve taken $450 million at the midpoint and you’ve broken it into three pretty simple looking buckets. I know there’s a lot of work to be done there. Can you talk about some of maybe the easiest, largest and low-hanging fruit there and give us your views on the 700,000 square feet in downtown Manhattan lease that isn’t set to expire until 2032? Then I have some follow-ups.

Stephen M. Lacy:

Okay. Let me start with that, Kyle, at a high level. First of all, today these business operate as two standalone public companies and obviously there is a great opportunity there, and we have a lot of duplicative what I’ll broadly call supporting activities: finance, operations, circulation. There is an amazing cost and revenue opportunity in a number of those areas. That’s sort of beginning at a high level.

From a space perspective as well, we’ll have the opportunity combine facilities. We have a very attractive, under market if you will, lease in Midtown where Meredith is currently-that we currently occupy, so we think we’ve got some great profit opportunities there as well.

Joe, whatever you’d like to add to Kyle’s question.

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Joe Ceryanec:

Yes, sure. Kyle, obviously there is a lot more detail underneath these three buckets. Looking at all of functions Steve mentioned. Also, as we look at vendors, combining our purchasing power, we’d expect to be able to renegotiate a lot of the contracts with significantly higher volume. As we look at a lot of the work that Time Inc. has already started and has talked about, this will really allow us to leverage what they’ve done but also add a lot of the expense savings that Steve mentioned that would be available when you’re combining companies as opposed to operating a standalone company.

Kyle Evans:

You mentioned that they had already kind of gone down the cost-cutting road. They had laid out a $400 million cost cut goal and you’re giving us a $450 million. What in your $450 million is unique to Meredith being able to capture those synergies versus what Time’s management team had already laid out with the help of consultants?

Joe Ceryanec:

Kyle, I think it’s a little too early to try and reconcile what Time Inc. has said and what we’re saying. Obviously there are certain cost opportunities that they would be going after on their own that we will go after together. Clearly, as we mentioned, there will be some incremental opportunities by bringing the companies together. I would say there are elements that are in both, but there are also elements that we would be bringing on top of that as a combined company. But, I can’t sit here today and give you an exact reconciliation on their $400 million and our $400 million to $500 million.

Kyle Evans:

Do the terms of your financing prohibit you from spinning the TV business?

Joe Ceryanec:

I would say there will be covenants within our financing package that in the early years will require us to have the cash flow and EBITDA from the TV business, but I think there will be opportunities going forward as we deliver.

Kyle Evans:

Got you. One last one. If I take the cost synergies detailed in Slide 6 and I just kind of add those to print, ad and circulation-which is maybe not the right thing to do and we can argue about that later-but if I do that I get to kind of a 25% EBITDA margin for your magazine business, and I’m looking at kind of trailing 10 or 11 quarters average for Time and Meredith with some corporate cost allocated in kind of the mid to low teens. How do I get from a low teen EBITDA margin to something north of 20? Or am I even looking at this the right way?

Stephen M. Lacy:

I think you’ve got a little bit of a fine point on your pencil for this morning. I think you should be looking more at the combined corporate costs for a big chunk of that rather than the margin of what would be the National Media Group segment. Look at the corporate costs between the two entities and I think that’s where you’re going to see a lot of those savings come out.

Clearly, the editorial functions, the creative activities are always sacred because that’s where you generate the 25% of the revenue from circulation which we count on in good times and in bad. It’s the most sacred and the safest revenue stream of any media company. Unlike some of the newer digital players, we get paid for our content, which is what I like. But then you go to, I think, some of the other areas, what you have to do, as Joe said, there’s a lot of vendor contracts, there’s a lot of things that are purchased to make all of that happen. There’s opportunities there.

Then there’s the matter of putting the sales forces together in such as way as we capitalize on the opportunity.

The real savings come from the places where we’re both doing the exact same thing, if you know what I mean.

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Joe Ceryanec:

I guess the other thing, Kyle-and we’ve talked about this in the past-there are geographical opportunities as well. Time Inc. has done actually a very nice job moving a lot of support functions to India and we really have not. We also have the New York versus Des Moines cost structure benefit. So, inherent in a lot of these we’ve got geographical differences as well.

I guess just to put a fine point on it, when you look at-a lot of people would say that synergy number is very big, but when you look at the combined cost of the two companies, the $400 million is about 10%, so it doesn’t seem like such a big number when you look at it in the total pie of expenses between the two companies.

Kyle Evans:

Great, thank you.

Stephen M. Lacy:

Thank you, Kyle.

Operator:

Your next question comes from the line of Dan Kurnos from Benchmark Company. Please go ahead.

Stephen M. Lacy:

Good morning, Dan.

Dan Kurnos:

Good morning, Steve. Congratulations. I never doubted you. Let me just start with a couple of questions. You guys talked about possible divestitures in the portfolio. I know having talked about this, maybe to a point of ad nauseum in the past, I don’t know if it’s a question of the weeklies versus the monthlies. I know it’s going to take you some time to kind of optimize the going forward portfolio. Do you think that you have interest? Was there other interest? Did you have interest in some of those ancillary assets that you may not want on a go-forward basis? Once you do integrate the Time portfolio, are there pieces-it sounds like there might be pieces in the Meredith National portfolio that you may consider divesting as well. Could you just talk to that, please?

Stephen M. Lacy:

Yeah, I’ll start and then I’ll ask Tom to add to that.

I would say first of all one of the most important things that we will need to do and we’ve done this at other times is really the duplication between the different properties in terms of audience and where in fact does the ad revenue come from? We’re going to take a very holistic look at that from the perspective of the combined portfolio, of all the properties that we will own together, and I think that is equally as important. Then we have to look at the ad category components because some of the categories have more growth opportunities and some of the categories are a lot more stable, and that is another part of the mix. Then, the importance of the different brands to this very, very large top 10 digital play. All of that has to be factored and we have to de-dupe the audience and figure all that out, Dan. That’s kind of the first step.

Then I think we’ll make some very informed decisions and move forward, but none of those decisions have been made as we speak here today.

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Tom Harty:

I just think I’ll pile on a little bit. Time has publicly reported that they have some assets that are currently for sale: Time UK, Golf Magazine, Sunset and Essence, and we’re going to allow Time Inc. during this-before the close period to go forth and consummate those transactions, and we think that they’ll have those done by the end of the calendar year.

The one that they’ve announced a little bit about, the Time Customer Service which is their fulfillment operation, we’re going to put that process on hold, but the others, we’re going to allow them to continue and actually close.

Then to Steve’s point, I think we’re eager to get in there and evaluate the whole portfolio and make some decisions going forward, but it’s really premature for us to make any decisions on that.

Stephen M. Lacy:

Okay?

Dan Kurnos:

Yeah, that’s helpful. I don’t know, then maybe it’s too early to ask the question. Actually just one housekeeping because I don’t follow Time, so maybe other people know. What percent of Time is on auto-renew right now? Time sub-base.

Tom Harty:

It’s close to 20%, I believe is their current number.

Dan Kurnos:

Okay. You guys talked in the presentation-this is sort of my follow-up to that-about sub-bundling, and I’m just curious with this large portfolio now, how you’re going to-once you go through the de-dupe process, how you’re going to think about either advertising the portfolio differently, how you’re going to handle the digital subs, and then maybe either Tom or Jon, just on the digital front, just if you can talk a little bit more about the CPM benefits from the consolidated digital ops? What you’re getting tech cross-learnings from either platform and just how this is all impacting sort of the mobile uptake on the consolidated National business.

Stephen M. Lacy:

I’m going to ask Tom to speak a little bit to the bundling opportunities, but Dan, every time we’ve had the opportunity to bring a new asset or portfolio into Meredith, you go clear back to where we took out the German publisher Gruner + Jahr, even Martha Stewart, we find amazing opportunities where there’s a subscriber who already takes both and we only have to market to them once, if you know what I mean. So, there’s some huge cost benefits. Tom, why don’t you speak to that, and then Jon Werther, why don’t you give a sense of why you are particularly excited about this digital opportunity.

Tom Harty:

Yeah, I mean just piling on, we’re very excited about the circulation opportunity of bringing these two organizations together. We’ll have roughly 60 million paid subscriptions within the combined portfolio and as Steve mentioned, we’ve made a lot of in-roads in bundling titles together. Most recently, when we launched our very successful Magnolia Journal a year ago that we’ve talked about in previous calls, we’ve had great success bundling Magnolia with other titles.

We think Time has incredible brands, InStyle, Real Simple and People, which is huge, and we think there’s huge opportunities to bundle the two portfolios together to sell more subscriptions.

Stephen M. Lacy:

Jon, how about digital?

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Jon Werther:

Hi Dan. Yeah, we’re obviously very excited about the digital opportunities here. In particular, obviously marketers continue to want fewer, bigger, better partners that offer the combination of benefits that we offer from our brands, where we believe we will have an unparalleled portfolio, as Steve and Tom alluded to in the presentation, with leading positions in celebrity, food, lifestyle, news, sports, parenting and home, and enhanced the positions in beauty, fashion and luxury.

From an audience perspective, being a top 10 player we think obviously is critically important as well as our unmatched millennial reach and multicultural reach.

From an engagement perspective, we’ll have scale in video with more than 10 billion annual views and extension in to over-the-top and other video environments, as well as in social where we’ll have more than 250 million followers worldwide and presences within Facebook, Instagram and Snapchat.

From a first-party data and people-based targeting perspective, as Steve and Tom highlighted, 250 million consumers in terms of registered email users, 113 million households mapped by IP address.

From a technology platform perspective where we have proprietary platforms that are aligned with big market growth areas like native and engagement based video, shopper marketing, people based targeting and programmatic, affiliate marketing and ecommerce and lead generation. All of those things collectively are what has enabled Meredith and will enable the combined company to continue to put the right offering in front of the right consumer at the right time on the right device, and drive improved return on ad spend for advertisers while continuing to allow Meredith and the combined company to capture its fair share of advertising dollars in the marketplace and command a premium for the ad products that we have available to advertisers.

Those are a number of the reasons that I’m excited about the digital opportunity, and obviously we’re very excited about the print advertising opportunity and our consumer revenue diversification potential as well, from magazine subscriptions to ecommerce to brand licensing to new paid products and even marketing.

Dan Kurnos:

All right. Super helpful. Thanks, guys. Congrats again, Steve.

Stephen M. Lacy:

Thank you.

Operator:

Your next question comes from the line of Eric Katz from Wells Fargo. Please go ahead.

Stephen M. Lacy:

Hi Eric. How are you?

Eric Katz:

Good morning, congrats. Good. Congrats for finally getting this done.

Stephen M. Lacy:

Yeah.

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Eric Katz:

With regard to the synergies, I just wanted to follow-up with regard to the $400 million to $500 million. Is that going to fall right to EBITDA or will a large portion be reinvested similar to the path Time Inc. was taking? So, essentially, are these net synergies?

Joe Ceryanec:

These are net synergies, Eric. After there will be a cost to achieve the synergies, but the $400 million to $500 million will be additive to EBITDA.

Eric Katz:

Okay. Do you happen to have a breakdown of Year 1, Year 2 synergies?

Joe Ceryanec:

I’d say about half in the first year and about half in the second year.

Stephen M. Lacy:

Said a different way, half in the first year and the full amount by the end of the second full year of operation. You know, that kind of depends on when we actually get to close and all that kind of thing. Does that make sense, Eric?

Eric Katz:

Perfect, thank you. Also, with regard to the preferreds from the Koch Brothers, could you share what the interest rate or structure is on that?

Joe Ceryanec:

Sure. It is a perpetual preferred. It does not have a redeemability feature. It’s non-call three years. Obviously there will be more details when our public filings get done. It will be a 8.5% cash pay dividend with some equity upside.

Eric Katz:

Okay. Could you maybe share the reason for their involvement and if there were other offers out there?

Stephen M. Lacy:

We ran through the summer and into the early fall, Eric, a very competitive process, and we were looking for some support but in all sincerity not looking for a lot of help in running the business. So that eliminated a number of the players who came around the table. We had a lot of interest in the business but financially their terms ended up being the best, and their desire to be passive and not require a board seat and observer rights and all sorts of other things that we learned as we went through the process, without a doubt made the offer from the Koch Equity Division of their company the most attractive.

Eric Katz:

Okay. Then just one housekeeping question. As far as leverage, is that net leverage for 2.9 times pro forma?

Joe Ceryanec:

Correct. That’s including all the synergies Day 1.

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Eric Katz:

Got it. Thank you very much.

Stephen M. Lacy:

Thanks, Eric.

Operator:

Your next question comes from the line of John Janedis from Jefferies. Please go ahead.

Stephen M. Lacy:

Hi John, good morning.

John Janedis:

Hi. Congratulations. Good morning. Two brief ones for me. Steve, one is just one last on synergies. It sounds like you’re not baking in much in revenue synergy in that $400 million to $500 million and so is there any way you can size that revenue opportunity? Assuming there is one. Would that be more of a Year 2 event?

Separately, given the portfolio of brands, I would think you have a tremendous amount of customer data. I don’t know if Meredith or Time has more robust data but can you talk about the leveragability of data from a revenue or targeting perspective?

Stephen M. Lacy:

Yeah, let me take it in pieces. The synergies that Joe identified are primarily cost synergies, but the big chunk of it that Tom made reference to and Jon commented on from a circulation perspective, those are kind of cost avoidance synergies, meaning when you have the ability to bundle and co-market, you don’t have to market individually to the consumer so they have revenue implications but you generate the same or maybe a little better revenue for a lot less money. Does that make sense?

John Janedis:

Yes.

Joe Ceryanec:

I think, John, Slide 19 that Tom went through, those would be incremental opportunities that we have not yet quantified. When we look at the portfolio and bringing the brands together, there may be additional upside that we might consider more revenue opportunities, but the numbers I was speaking to, the $400 million to $500 million are really cost synergies.

Stephen M. Lacy:

Jon, do you want to speak to the data for just a moment?

Jon Werther:

Sure. Obviously, I think we believe that collectively we have truly differentiated and unique first party or proprietary data at scale. That comes from the 135 million readership that we have, the 170 million unique visitors that collectively we’ll have, the 60 million paid subscribers that we’ll have, which is one of the largest subscription bases in the United States. When you really layer that together with the 250 million people that the Viant asset will bring to Meredith and our ability to link devices to 113 million households, and then our further ability to overlay-to allow advertisers to overlay their own data and for us to overlay our first party data on top of those audience segments, we think it’s a really powerful

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opportunity for advertisers to continue to improve the effectiveness and efficiency of their marketing spend, and do it both in a directly sold way and a programmatic way via Viant and Adelphic and related assets.

The data really we think is something we bring to the marketplace that provides a lot of value in terms of the advertising that advertisers look to purchase. It really improves their return on ad spend in ways that, as I said earlier, allow us to command a premium for the media that we sell while simultaneously improving return on investment for the marketers that work with us across channels.

John Janedis:

All right, great. Thank you.

Stephen M. Lacy:

Thank you.

Operator:

Your next question comes from the line of Jason Bazinet from Citigroup. Please go ahead.

Stephen M. Lacy:

Hi Jason. How are you this morning?

Jason Bazinet:

Good morning. I’m doing fine. How are you?

Stephen M. Lacy:

Just great, thanks.

Jason Bazinet:

I just had three quick question.

Stephen M. Lacy:

Yes.

Jason Bazinet:

For better or worse I think the market sort of looks at standalone Meredith and sees a healthy Local business, and a less healthy National business, and the market sort of sees this transaction as sort of doubling down on the more troubled part of your portfolio. So, if the top line ends up looking different than just what the buy side is going to do when they layer in their standalone Time model and standalone Meredith model, if that top line does indeed look better, how long do you think it will take before we see evidence of that? That’s my first question.

Stephen M. Lacy:

Well, you know, first of all I think you’re possibly discounting the fact that there’s a $700 million digital activity inside of that business, and also possibly discounting the value of the data and the circulation activities, so I would sort of start there, Jason. I don’t ever look at anything like this, anything of this scale as sort of a doubling down on anything. It’s a very different combined business than Meredith or Time Inc. standalone, and obviously a much healthier business than either company’s standalone because of the cost opportunities. That would-I would start there in my thinking.

Tom, you may have some other data that might help.

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Tom Harty:

Right. Yeah, I think on the revenue side of the business, the one area that we’re going to focus in on and it’s been in the press that you take the last three years, Time has been through a lot of management turmoil and they changed their go-to-market strategy from an advertising perspective. If you look at the data, they really underperform the overall market from an advertising perspective, specifically in print. In the last three years, Meredith has been in that low single-digit to mid single-digit decline in print where Time has been in that low double-digit decline. So we’ve kind of outperformed them 2-to-1, and we believe that that’s really related not the marketplace but really related to them changing how they went to market and now having leaders on their brands, sales leaders. We think we can reverse that trend by going to market the way that we’ve been going to market for forever. That’s a significant opportunity on the revenue line to reverse that trend for them.

Jason Bazinet:

Understood. My second question on leverage, the slides sort of talk about 2 times leverage by calendar 2020, and Mr. Ceryanec said Fiscal 2020 so I just wanted to make sure that I had that right. Is it calendar or Fiscal 2020?

Joe Ceryanec:

It’s calendar, Jason.

Jason Bazinet:

Okay, calendar. Then my last question, I guess this transaction, if everything goes according to plan, is going to close sort of in the middle of your Fiscal ’18. Should the market expect that you’ll provide updated guidance post close? Is that sort of the right timing?

Joe Ceryanec:

Yes. I think that’s fair, Jason. Right now we’re looking at two months from signing to close. So it’ll be somewhere during first quarter of ’18, and yes, at closing we will provide much broader financial guidance. Obviously, Time Inc. is going through their own budgeting exercise as we speak. We will have the next two months to be looking at what Tom talked about from a portfolio standpoint, looking at the combined company, and expect probably by our earnings release at the end of January, which should dovetail into the timing of the close, we’ll be able to give a lot better financial guidance.

Jason Bazinet:

Okay. Great. Thank you very much.

Stephen M. Lacy:

Thanks, Jason.

Operator:

Your next question comes from the line of David Siebert from Wells Fargo. Please go ahead.

David Siebert:

Good morning everyone. Thanks for the questions. I wanted to ask about the Time Inc. bonds. A lot of fixed income investors probably on the call and I know the 2022s are callable, so I think I understand the outcome there, but 2025s, just wanted to better understand your attack plan. Is there going to be a clawback and a make whole? What should we expect on that front?

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Joe Ceryanec:

I guess, David, we need to fully understand the provisions in the time indenture on their new bonds. Our going-in assumption, as we mentioned on the call, is that we would be refinancing all of the debt, but obviously we’re going to look at structural ways to maybe minimize some of those costs.

David Siebert:

Okay, but the plan would be to redeem the bonds in full, ultimately?

Joe Ceryanec:

Yes.

David Siebert:

Okay. Do you anticipate as part of the pro forma capital structure that there will be a high-yield component or should we expect more of an all-secured kind of capital structure?

Joe Ceryanec:

No, I think going in we would assume-and the mix may change a little bit-but we did go through the RES/RAS process with Moody’s and S&P, so we’ve got indicative ratings. I think as we move through the next two months we may tweak the mix but we’re assuming a mix of secured notes as well as some high-yield bonds.

David Siebert:

Okay, that’s helpful. Then, sorry to go back to the 2.9 times; I wanted to better understand kind of the components there. As I understand it, that includes all the synergies, so EBITDA I presume would be more than $1.2 billion and that implies a debt balance of about $3.6 billion. Is that-do I have my math right?

Joe Ceryanec:

Our go-in assumption on debt is 3.2.

David Siebert:

Okay. Do the synergies, is that only the Year 1 synergies or is it all? Like the $400 million to $500 million.

Joe Ceryanec:

No, that would include-right now we’re assuming the $400 million with the $500 being upside.

David Siebert:

Okay. Great, thank you.

Joe Ceryanec:

Yes.

Stephen M. Lacy:

Thank you.

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Operator:

Your next question comes from the line of Barry Lucas from Gabelli & Company. Please go ahead.

Barry Lucas:

Great, thank you.

Stephen M. Lacy:

Hi, Barry. Good morning.

Barry Lucas:

Good morning, Steve. Just a couple of odds and ends. The target date for closing is fairly close in, so just wondering what conversations you’ve had, if any, with the DoJ. When you expect to file HSR and that sort of thing?

Joe Ceryanec:

We’ve already been gathering HSR materials, Barry, so I’m going to guess that’s going to be in the next week or so. We will need to be filing the tender materials, which we would expect to be filed in probably two weeks. We’re well in the process of moving forward to close.

Barry Lucas:

Okay. With expectation of no meaningful anti-trust issues cropping up?

Joe Ceryanec:

You know, we’ve obviously looked at this and think in the world of media today there’s a big universe out there and this should clear.

Barry Lucas:

Great, okay. I hate to beat this to death, and Tom certainly addressed it just a moment ago, but part of the attraction I think of Meredith over the years has been the fact that the nature of your intellectual property, the editorial content is much more long-lived, longer shelf life than a number of the Time titles, and the suggestion that let’s say a large proportion of the print ad revenue declines were management disruption over the last couple of years, it may be a little bit disingenuous and I just wonder how you address that when you think about the shorter nature of the Time property when you look at People or Sports Illustrated or what have you. Just wonder if you could address that, Tom and Steve.

Stephen M. Lacy:

Well, first of all, Barry, it’s important to remember that a very significant portion of the revenue and profit of Time Inc. comes from People, and People’s ad revenue in the last 12 months is down about 3%, much better than the industry taken as a whole.

Barry Lucas:

(Inaudible).

Stephen M. Lacy:

Or better than Meredith’s performance. So, that’s a very, very important thing to remember. It has the largest audience. It has the largest ad revenue of any business and it has performed very, very well. That’s first and foremost in the math.

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Clearly, some of the other businesses have different issues tied to them, but in all sincerity-you can’t see it but we can-from a profitability perspective, they don’t move the needle a whole lot one way or the other.

Barry Lucas:

Okay. That’s helpful. I think you-last kind of housekeeping question. I think from time to time you suggested that a transformative deal might result in a change of your fiscal year. Any thought to go into a calendar year now with this particular transaction?

Stephen M. Lacy:

No. I think we have enough to do to integrate and deliver on the promise here without taking that initiative on. This will be a bit of a stub year until we get to June 30, but then going forward, those numbers will be squared up and I think it’s important to remember, although nobody has called on Paul Karpowicz, but we’re starting to head into another exciting political cycle that will fit into the Meredith Fiscal 2019 and we’re excited about that opportunity as well, Barry.

Barry Lucas:

Great. Thanks for that, Steve.

Stephen M. Lacy:

Okay. So, we certainly appreciate everyone’s involvement and jumping on the call with very, very short notice this morning. Obviously we have a lot of work to do to bring these businesses together but we’ve got the right team to make that happen. Obviously if there are follow-on questions we’re available today to speak with anyone who has some other thoughts.

Again, thank you for being on the call this morning. Thanks for your support and more to come. As Joe said, when we get closer to the time we would release our earnings at the end of January. Thank you very much.

Operator:

This concludes today’s conference call. You may now disconnect.

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